                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  AMENDMENT NO. 1

                                       TO

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            Melamine Chemicals, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)

Common Stock, par value $.01 per share (Including the Associated Preferred Share
                                Purchase Rights)
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                     585332
           ---------------------------------------------------------

                                 (CUSIP Number)

                                Scott M. Stuart
 Borden Holdings, Inc., BW Holdings, LLC, KKR Associates, Whitehall Associates,
                                     L.P.,
                    c/o Kohlberg Kravis Roberts & Co., L.P.,
            9 West 57th Street, New York, N.Y. 10019 (212) 750-8300
--------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 14, 1997
           ---------------------------------------------------------

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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
 CUSIP NO. 585332                                                         PAGE 2 OF 7 PAGES


           NAME OR REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    1      BORDEN HOLDINGS, INC.

                                                                                       (a)/ /
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                            (b)/ /

    3      SEC USE ONLY

           SOURCE OF FUNDS
    4      00 (see item 3)

           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    5      ITEMS 2(d) OR 2(e)                                                             / /

           CITIZENSHIP OR PLACE OF ORGANIZATION
    6      Delaware

                                   SOLE VOTING POWER
                            7      5,494,996
      NUMBER OF
        SHARES
                                   SHARED VOTING POWER
     BENEFICIALLY           8      0
       OWNED BY
         EACH
      REPORTING                    SOLE DISPOSITIVE POWER
        PERSON              9      5,494,996
         WITH
                                   SHARED DISPOSITIVE POWER
                           10      0

           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11      5,494,996

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES          / /

           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13      97.6% (based on 5,627,934 shares outstanding)

           TYPE OF REPORTING PERSON
   14      CO

                                  SCHEDULE 13D

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
 CUSIP NO. 585332                                                         PAGE 3 OF 7 PAGES


           NAME OR REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    1      BW HOLDINGS, LLC

                                                                                       (a)/ /
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                            (b)/ /

    3      SEC USE ONLY

           SOURCE OF FUNDS
    4      00 (see item 3)

           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    5      ITEMS 2(d) OR 2(e)                                                             / /

           CITIZENSHIP OR PLACE OF ORGANIZATION
    6      Delaware

                                   SOLE VOTING POWER
                            7      5,494,996
      NUMBER OF
        SHARES
                                   SHARED VOTING POWER
     BENEFICIALLY           8      0
       OWNED BY
         EACH
      REPORTING                    SOLE DISPOSITIVE POWER
        PERSON              9      5,494,996
         WITH
                                   SHARED DISPOSITIVE POWER
                           10      0

           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11      5,494,996

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES          / /

           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13      97.6% (based on 5,627,934 shares outstanding)

           TYPE OF REPORTING PERSON
   14      OO

                                  SCHEDULE 13D

 CUSIP NO. 585332                                                         PAGE 4 OF 7 PAGES


           NAME OR REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    1      WHITEHALL ASSOCIATES, L.P.

                                                                                       (a)/ /
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                            (b)/ /

    3      SEC USE ONLY

           SOURCE OF FUNDS
    4      00 (see item 3)

           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    5      ITEMS 2(d) OR 2(e)                                                             / /

           CITIZENSHIP OR PLACE OF ORGANIZATION
    6      Delaware

                                   SOLE VOTING POWER
                            7      5,494,996
      NUMBER OF
        SHARES
                                   SHARED VOTING POWER
     BENEFICIALLY           8      0
       OWNED BY
         EACH
      REPORTING                    SOLE DISPOSITIVE POWER
        PERSON              9      5,494,996
         WITH
                                   SHARED DISPOSITIVE POWER
                           10      0

           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11      5,494,996

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES          / /

           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13      97.6% (based on 5,627,934 shares outstanding)

           TYPE OF REPORTING PERSON
   14      PN

                                  SCHEDULE 13D

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
 CUSIP NO. 585332                                                         PAGE 5 OF 7 PAGES


           NAME OR REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    1      KKR ASSOCIATES

                                                                                       (a)/ /
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                            (b)/ /

    3      SEC USE ONLY

           SOURCE OF FUNDS
    4      00 (see item 3)

           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    5      ITEMS 2(d) OR 2(e)                                                             / /

           CITIZENSHIP OR PLACE OF ORGANIZATION
    6      New York

                                   SOLE VOTING POWER
                            7      5,494,996
      NUMBER OF
        SHARES
                                   SHARED VOTING POWER
     BENEFICIALLY           8      0
       OWNED BY
         EACH
      REPORTING                    SOLE DISPOSITIVE POWER
        PERSON              9      5,494,996
         WITH
                                   SHARED DISPOSITIVE POWER
                           10      0

           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11      5,494,996

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES          / /

           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13      97.6% (based on 5,627,934 shares outstanding)

           TYPE OF REPORTING PERSON
   14      PN

    This amendment amends and supplements the Schedule 13D filed on October 9, 1997 (as amended and supplemented, the "Schedule 13D") relating to the offer by MC Merger Corp., a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of Borden Chemical, Inc., a Delaware corporation (the "Parent"), which is itself a subsidiary of Borden, Inc., a New Jersey corporation ("Borden"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Melamine Chemicals, Inc., a Delaware corporation (the "Issuer"), including the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of November 5, 1990, as amended (the "Rights Agreement"), between the Issuer and Wachovia Bank and Trust Company (now Wachovia Bank, N.A.) as rights agent, at a purchase price of $20.50 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

    Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

    On November 12, 1997, the Parent, the Purchaser and the Issuer executed an amendment (the "Amendment") dated as of November 10, 1997 to the Merger Agreement. The full text of the Amendment is attached as Exhibit 11(c)(3) to the combined Tender Offer Statement on Schedule 14D-1 and Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by Borden, the Parent and the Purchaser on October 15, 1997 and amended on October 31, 1997, November 13, 1997 and November 14, 1997 (as amended, the "Schedule 14D-1") and is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

    Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

    (a) and (b) On November 14, 1997, pursuant to the terms of the Offer, the Purchaser accepted for payment and paid for 5,468,887 Shares (and Rights) and had received notices of guaranteed delivery and was therefore obligated to pay for, if delivered, an additional 26,109 Shares (and Rights). The aggregate of 5,494,996 Shares represents approximately 97.6% of the total number of Shares, based on 5,627,934 Shares outstanding.

    As of November 14, 1997, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, because the Purchaser is a wholly owned subsidiary of the Parent and the Parent is a subsidiary of Borden, Borden may be deemed to have acquired beneficial ownership of the Shares purchased by the Purchaser pursuant to the Offer.

    Borden is a wholly owned subsidiary of Borden Holdings and Borden Holdings is a wholly owned subsidiary of BW Holdings. Whitehall Associates is the managing member of BW Holdings. KKR Associates is the sole general partner of Whitehall Associates. Therefore, Borden Holdings, BW Holdings, Whitehall Associates and KKR Associates each has the power to direct the voting of the Shares deemed to be beneficially owned by Borden, Parent and Purchaser. As a result, Borden Holdings, BW Holdings Whitehall Associates and KKR Associates may each be deemed to beneficially own any Shares deemed to be beneficially owned by Borden. Each of Messrs. Kravis, Roberts, MacDonnell, Raether, Michelson, Greene, Tokarz, Robbins, Stuart, Gilhuly and Golkin, the general partners of KKR Associates, has shared power to vote or direct the vote of the Shares deemed to be beneficially owned by KKR Associates. As a result, each of the general partners of KKR Associates may be deemed to beneficially own Shares that KKR Associates may be deemed to beneficially own.

    Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Shares referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                KKR ASSOCIATES

                                By:             /s/ SCOTT M. STUART
                                     -----------------------------------------
                                               Name: Scott M. Stuart
                                               TITLE: GENERAL PARTNER

                                WHITEHALL ASSOCIATES, L.P.

                                By   KKR Associates, its General Partner

                                By:             /s/ SCOTT M. STUART
                                     -----------------------------------------
                                               Name: Scott M. Stuart
                                               TITLE: GENERAL PARTNER

                                BW HOLDINGS, LLC

                                By   Whitehall Associates, L.P.,
                                     its managing member

                                By   Borden Holdings, Inc.,
                                     attorney-in-fact

                                By:             /s/ PHYLLIS YEATMAN
                                     -----------------------------------------
                                               Name: Phyllis Yeatman
                                                  TITLE: SECRETARY

                                BORDEN HOLDINGS, INC.

                                BY:             /S/ PHYLLIS YEATMAN
                                     -----------------------------------------
                                               Name: Phyllis Yeatman
                                                  TITLE: SECRETARY

DATED: November 14, 1997

                                       7